News Release

Sun Life Financial

Sun Life Financial declares quarterly dividend on Common and Preferred Shares

TORONTO – (February 12, 2009) – The Board of Directors of Sun Life Financial Inc. (TSX/NYSE: SLF) today announced a quarterly shareholder dividend of $0.36 per common share, payable April 1, 2009 to shareholders of record at the close of business on February 25, 2009. This is the same amount as paid in the previous quarter.

The Board of Directors of Sun Life Financial Inc. also announced the following quarterly dividends on its Class A Non-Cumulative Preferred Shares payable on March 31, 2009 to shareholders of record at the close of business on February 25, 2009: $0.296875 per Series 1 share; $0.30 per Series 2 share; $0.278125 per Series 3 share; $0.278125 per Series 4 share; and $0.28125 per Series 5 share.

Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2008, the Sun Life Financial group of companies had total assets under management of $381 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

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Note to Editors: All figures in Canadian dollars.

Media Relations Contact:
Steve Kee
Assistant Vice-President, Communications
Tel: 416-979-6237
steve.kee@sunlife.com

Investor Relations Contact:
Paul Petrelli
Vice-President, Investor Relations
Tel: 416-204-8163
investor.relations@sunlife.com